Correspondence

Helbiz, Inc.

32 Old Slip

New York, NY, 10005

May 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Helbiz Inc. Registration Statement on Form S-1 File No. 333-264496

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 10:00am Eastern Time on Friday, May 27, 2022, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The undersigned respectfully requests that it be notified of the effectiveness of the above-referenced Registration Statement by telephone call to our counsel, Ortoli Rosenstadt LLP, by calling William Rosenstadt at (212) 826-9307. The Company hereby authorizes Mr. Rosenstadt to orally modify or withdraw this request for acceleration.

Very truly yours,

HELBIZ, INC.

By:	/s/ Salvatore Palella
Name:	Salvatore Palella
Title:	Chief Executive Officer